News Release

B2Gold Corp. Announces:
Robust Results from the Feasibility Study for the Otjikoto Project in Namibia
Commencement of Construction at the Otjikoto Project
Acceptance of a Committed Letter of Offer for a $150 Million Secured Revolving Corporate Loan Facility

Vancouver, January 10, 2013 – B2Gold Corp. (TSX: BTO, OTCQX: BGLPF, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce robust results from the Feasibility Study (“FS”) and commencement of construction at the Otjikoto gold project in Namibia. The Company also announces the acceptance of a committed letter of offer for a $150 million secured revolving corporate loan facility (“Facility”). All dollar figures are in United States dollars unless otherwise indicated.

Highlights of the Otjikoto Feasibility Study

  Open pit gold mine with an initial life of mine (“LOM”) of 12 years based on the probable mineral reserves
  Average annual gold production for years one to five of 141,000 ounces per year at a $524 operating cash cost per ounce
  Average annual gold production LOM of 112,000 ounces per year at an operating cash cost of $689 per ounce
  New probable open pit mineral reserves of 29.4 million tonnes at a grade of 1.42 grams per tonne (“g/t”) gold containing 1.34 million ounces of gold at a stripping ratio of 5.59:1
  Average LOM gold recovery increased to 95.6%
  Estimated pre-production capital cost of $244.2 million
  Cumulative LOM net cash flow pre-tax of $659 million and after-tax of $413 million
  Net present value (“NPV”) pre-tax of $402 million and after-tax of $243.4 million at a 5% discount rate generating an after-tax internal rate of return (“IRR”) of 23.6%
  Plant and supporting infrastructure will be built to support a plant expansion from initial design capacity of 2.5 million tonnes per annum to 3.0 million tonnes per annum with minimal additional capital required
  Recent high grade discovery indicates the potential to expand reserves and mill through put capacity which could facilitate an increase in annual gold production
  B2Gold Namibia has received all required government permits and licenses for construction
  Construction activities have commenced at the Otjikoto project

Project Overview

The Otjikoto gold project is located approximately 300 kilometres north of Windhoek, the capital of Namibia, and is owned 92% by B2Gold and 8% by EVI Gold (Pty) Ltd, a Namibian black empowerment group. The property has excellent infrastructure. It is located adjacent to a major paved highway and drilling has outlined water on site well in excess of the LOM requirements.

The Otjikoto project will be developed as an open pit mine, where run-of-mine ore will be trucked to the plant, crushed, and then treated in a grinding circuit utilizing conventional SAG and ball mills, and a carbon in leach (“CIL”) recovery process.

The mine plan is based on probable mineral reserves of 29.4 million tonnes at a grade of 1.42 g/t containing 1,341,000 ounces of gold at a stripping ratio of 5.59:1 to be mined over an initial 12 year period. All necessary government permits and licenses have been received. Construction has commenced and is scheduled for completion in the fourth quarter of 2014 when mill production will begin.

The current average annual production for the first five years is approximately 141,000 ounces of gold per year at an average operating cash cost of $525 per ounce and for the LOM approximately 112,000 ounces of gold per year at an average operating cash cost of $689 per ounce. The total pre-production capital costs are estimated to be $244.2 million (see pre-production capital costs table below for further details).

The plant facility and support infrastructure will be built to support a plant expansion from the initial processing capability of 2.5 million tonnes per annum to 3.0 million tonnes with minimal additional capital expenditure.

The financial modeling for the Otjikoto project indicates robust economics. At a gold price of $1,550 per ounce, the project is projected to yield a positive after-tax NPV of $243.4 million at a discount rate of 5%. The IRR after-tax is 23.6%. The project has a 32 month pay-back period after first gold production. See appendix 1 at the end of this news release for additional project assumptions and parameters.

The Otjikoto gold project has excellent exploration potential. An aggressive exploration drilling program continues on the success of the high grade Wolfshag zone discovered in late 2012, that is adjacent to the planned Otjikoto pit. These positive results indicate significant exploration upside and the potential to outline additional resources which could lead to the expansion of through-put capacity and increase annual average gold production.

A trade-off study with metallurgical testwork and economic evaluations was conducted to evaluate the optimal processing design for the Otjikoto project. Based on the findings of metallurgical testwork, the study recommended utilizing a whole ore carbon in leach (“CIL”) recovery system rather than the previous concept of utilizing a flotation recovery circuit. While this change results in increased pre-construction capital costs of approximately $50 million, it significantly improves project economics by increasing gold recoveries by more than 5% over those achieved by a floatation circuit.

The Company has accepted a committed letter of offer from Macquarie Bank Limited (“Macquarie Bank”) for a fully underwritten $150 million secured Facility for a four year term with a final repayment date of March 31, 2017.

B2Gold’s strong financial position and anticipated future operating cash flows combined with the recently signed committed Facility term sheet are expected to provide the Company with sufficient financial resources to bring the Otjikoto project into production and fund all additional expenditures projected for 2013.

Mining, Production and Resources

The mineral reserves established for the Otjikoto project are based only on the indicated mineral resource and are therefore eligible for conversion to the Probable mineral reserve category. The mineral reserve estimate was calculated based on a gold price of $1,350 and resulted in a cut-off grade of approximately 0.4 g/t. The mineral reserve estimate is as follows:

  Probable reserve of 29.4 million tonnes at a grade of 1.42 g/t gold containing 1.34 million ounces of gold at a stripping ratio of 5.59:1 derived from the ultimate pit. The reserve is summarized in the table below

  These mineral reserves have been generated in accordance with the guidelines developed by the National Instrument 43-101

	Unit	Otjikoto Reserves
Total Ore	Tonnes	29,408,899
Total Waste	Tonnes	164,266,045
Stripping Ratio	Waste / Ore	5.59
Ore Grade	g/t	1.42
Gold Content	Ounces	1,341,292
Gold Produced	Ounces	1,281,013
  Quality assurance and quality control procedures include the systematic insertion of blanks, standards and duplicates into the rock sample strings. The primary laboratory for Otjikoto is ALS Minerals in Vancouver. Samples are prepared at Intertek Genalysis, Walvis Bay. Bureau Vertitas, Swakopmund, Namibia, is the umpire laboratory. All results stated in this announcement have passed B2Gold's quality assurance and quality control ("QA/QC") protocols. Tom Garagan is B2Gold’s Qualified Person as defined under National Instrument 43-101

An elevated cut-off strategy was used to increase production in the early years, shorten the payback period and improve overall project economics. An ore grade of 0.6 g/t gold was applied in the production schedule which leads to a projected 6.5 million tonne low grade stockpile for ore with a grade ranging from 0.4 g/t gold to 0.6 g/t gold. The low grade ore stockpile will be processed primarily during the last two years of the mine life.

The mineral resource at the Otjikoto project at a 0.4 g/t gold cut-off within a $1,350 per ounce optimized pit is:

	INDICATED			INFERRED
Weathering	Tonnes (thousands)	Gold (g/t)	Ounces (thousands)	Tonnes (thousands)	Gold (g/t)	Ounces (thousands)
Ox/Trans	3,049	1.31	129	93	0.78	2
Sulphide	25,899	1.53	1,276	55	1.83	3
Total	28,949	1.51	1,405	149	1.17	6
  Quality assurance and quality control procedures include the systematic insertion of blanks, standards and duplicates into the rock sample strings. The primary laboratory for Otjikoto is ALS Minerals in Vancouver. Samples are prepared at Intertek Genalysis, Walvis Bay. Bureau Vertitas, Swakopmund, Namibia, is the umpire laboratory. All results stated in this announcement have passed B2Gold's quality assurance and quality control ("QA/QC") protocols. Tom Garagan is B2Gold’s Qualified Person as defined under National Instrument 43-101
  Mineral resources do not include material from the recently discovered Wolfshag zone
  Mineral resources are inclusive of probable mineral reserves

Process and Metallurgy

As part of the FS, an extensive testwork programme was undertaken in order to establish the process design parameters, formulate the process flowsheet and evaluate ore variability.

Based on the findings of this testwork programme the process plant design parameters were determined. The design basis of the selected process is based on a whole ore leach flowsheet at a nominal treatment rate of 2.5 million tonnes per annum and a 25% design factor on the crusher, conveyors, mills, mainstream pumps and piping, cyanide destruction circuit and thickeners to allow for a possible future expansion to 3.0 million tonnes per annum with minimal additional capital expenditure. The process plant and design as detailed in the FS is based on the recovery of gold by gravity concentration followed by an intensive leach circuit, and a cyanide leach process for gold recovery from gravity tailings.

Run-of-Mine ore from the open pit operations will be delivered by 100 tonne trucks to the primary crusher. The ore will be fed to a crushing plant which consists of a gyratory crusher and conveyor system that feeds the coarse ore stockpile. Material will be reclaimed from the stockpile and treated in a grinding circuit which is comprised of a primary SAG mil and a secondary ball mill. The entire ball mill discharge stream will be treated in a gravity concentration circuit for recovery of coarse gold. The gravity concentrate will be processed in an intensive leach circuit.

The gravity tailings product is thickened to 45% solids and treated in a cyanide leach circuit. The leach product stream is pumped to a carbon in pulp (“CIP”) circuit for recovery of gold in solution. The tailings stream from the CIP circuit is treated in a cyanide destruction circuit using the SO2/Air process, before being pumped to a lined tailing storage facility.

Gold is recovered from the CIP circuit loaded carbon in a split AARL elution circuit. Gold solutions from the gravity intensive leach circuit and elution circuit are treated in an electrowinning process followed by smelting to produce Dore bars. Final recoveries of gold are projected at 95.6%.

Mine Operating Cash Cost

Operating cash costs are expected to average $524 per ounce of gold for the first five years of the project and $689 per ounce of gold over the 12 year LOM. The expected average site operating cash cost is $33.21 per tonne processed. The operating cost estimate was prepared by B2Gold and engineering contractors supporting the feasibility study and is based on actual or estimated supply costs, actual and estimated logistics costs, engineered productivity / production rates, and equipment operating and maintenance costs from other operating mines and equipment manufacturers.

Pre-Production Capital Cost Estimates

The requirement of the FS was to produce a capital estimate accurate to +/- 10%. The estimate is base dated December 2012. The capital costs for the project are summarized in the table below.

The pre-production capital cost estimate for the Otjikoto project’s processing plant and infrastructure was compiled by the project management team supported by the primary feasibility consultant, DRA Mineral Projects Ltd, and other FS engineering contractors that contributed significantly to the capital cost estimate form and basis. DRA Mineral Projects Ltd provided the plant process and infrastructure capital costs. VBKOM Consulting Engineers Namibia provided the form and basis for the surface mining capital costs inclusive of the mining equipment and mine development costs. Epoch Resources (Pty) Ltd provided the designs and quantities for the tailing pond cost estimates.

The total pre-production capital costs are estimated to be $244.2 million, which includes working capital for supplies, taxes and owners costs.

Pre-Production Capital Costs	$ millions
Earthworks	14.2
Tailings Storage Facility	25.3
Process Plant	106.3
Electrical & Power Generation (leased)	8.4
Mining Equipment (leased)	18.0
Construction Equipment	2.7
Mine Infrastructure, Mine Buildings	7.1

Pre-Production Capital Costs cont.	$ millions
Buildings, Ancillary Facilities	7.6
Owners Costs - Other	19.8
Mechanical & Electrical Spares	3.3
Owners Construction Management	2.4
EPCM	13.6
Contingency	15.5
Total	244.2

A trade-off study with metallurgical testwork and economic evaluations were conducted to evaluate the optimal processing design for the Otjikoto project. Based on the findings of metallurgical testwork, the study recommended utilizing a whole ore carbon in leach (“CIL”) recovery system rather than the previous concept of utilizing a flotation recovery circuit. While this change results in increased pre-construction capital costs of approximately $50 million, as outlined above, it significantly improves project economics by increasing gold recoveries by more than 5% above recoveries achievable by a floatation circuit.

In addition, in order to attain higher gold production in the initial years of production and optimize project economics, the Company plans to expend approximately $33 million on extensive pre-production waste stripping and ore stockpiling during construction.

Corporate Social Responsibility (“CSR”)

B2Gold’s CSR is a key aspect of every project and B2Gold Namibia has worked closely with communities around the Otjikoto project area to develop a CSR program that benefits all stakeholders. Through a transparent mechanism, B2Gold Namibia is supporting community driven projects in public health, education, development of small to medium enterprises and environmental conservation. Projects included scholarships to historically disadvantaged students, support to the Namibian Institute of Mining and Technology, a partnership with the Cheetah Conservation Foundation to monitor and protect endangered species, identification of potential small to medium enterprises within the communities where our workers live, support of educational needs with the Ministry of Education, support of programs that help at risk teens, and providing equipment and facilities to support local medical needs.

Sensitivity Analysis

The Otjikoto project sensitivity analysis was performed on the following parameters with summary returns as indicated in the following table. The project shows normal sensitivities, but none of the negative modifications cause returns to modify the robust project financial analysis.

Parameter	Low	Feasibility	High
Cumulative net cash flow (pre-tax) Gold Price	$403.0 million $1,350 per ounce	$658.8 million $1,550 per ounce	$914.7 million $1,750 per ounce
Cumulative net cash flow (pre-tax) Diesel Fuel ($ per litre)	$694.7 million $0.7925 per litre	$658.8 million $1.0565 per litre	$623.0 million $1.3206 per litre
Cumulative net cash flow (pre-tax) HFO – Heavy Fuel Oil ($ per liter)	$706.9 million $0.5903 per litre	$658.8 million $0.7881 per litre	$610.8 million $0.9838 per litre
Cumulative net cash flow (pre-tax) Exchange rate (NAD/USD)	$539.2 million 7.6500 / 1	$658.8 million 8.5000 / 1	$756.7 million 9.3500 / 1
Cumulative net cash flow (pre-tax) National labor	$685.4 million -25%	$658.8 million Current	$632.3 million 25%

Project Implementation

The Otjikoto project execution plan encompasses project management by B2Gold and utilizes a delivery method comprised of a combination of Engineering, Procurement, and Construction combined with multiple prime engineering contracts and some self-performed owner construction.

Engineering and procurement will be managed from the B2Gold corporate offices in Vancouver, British Columbia, Canada with construction management occurring from the Otjikoto project site. The majority of equipment and supplies will be sourced from South Africa, North America or European suppliers and will be ocean shipped to the seaport at Walvis Bay, Namibia, with subsequent overland delivery utilizing contracted commercial trucking firms.

The site development will take place year round, utilizing a work force of experienced Namibian nationals, trained and supervised by Namibian and expatriate supervision. Many of the expatriate supervisors have worked on previous successful projects associated with B2Gold and Bema Gold Corporation.

Logistics will be supported from the existing B2Gold support structure in place and operating in Namibia. Construction activities have commenced. The mills and primary crusher were ordered in December 2012. The grinding mills, crushing equipment and the construction man camp have been secured and partial payment has been made and they are undergoing fabrication and shipping. The generators will be procured in February 2013. The process plant is expected to be ready to receive ore in the fourth quarter of 2014.

Committed Letter of Offer for a $150 Million Revolving Corporate Credit Facility

B2Gold is pleased to announce that it has accepted a committed letter of offer from Macquarie Bank for a fully underwritten $150 million secured Facility. Macquarie Bank is the Sole Underwriter and the Facility Agent. The syndicate will include HSBC Securities (USA) Inc. as a Lead Arranger and HSBC Bank USA, National Association has committed to fund $50 million of the Facility.

The Facility comprises three tranches of $50 million each for a total of $150 million and replaces the existing $25 million revolving credit facility with Macquarie Bank. Drawdowns are subject to the completion of loan documentation and satisfaction of certain conditions precedent. Drawdowns in excess of $50 million required the completion of a FS for the Otjikoto gold project in Namibia, which has now been completed.

The term of the Facility will be for a period of four years with a final repayment date of March 31, 2017 and the Facility has an interest rate of LIBOR plus a margin of 3.5%. The Facility will be used to fund construction and development costs related to the Otjikoto gold project in Namibia and for general corporate purposes.

In Conclusion

The Company’s Board of Directors has accepted the Otjikoto gold project’s feasibility study and has instructed management to implement the study’s recommendations to develop and bring the Otjikoto gold project to commercial production. B2Gold’s strong financial position and anticipated future operating cash flows, combined with the recently signed committed Facility term sheet, are expected to provide the Company with sufficient financial resources to bring the Otjikoto project into production and fund all additional expenditures projected for 2013.

With our proven technical team, strong operational performance, financial strength and high quality development and exploration projects, B2Gold is well positioned to continue our rapid growth as an intermediate gold producer from existing projects.

Qualified Persons for Feasibility Study(1)

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Kerry Suffolk
Vice President, Investor Relations	Manager, Investor Relations
604-681-8371	604-681-8371

(1)	Qualified Persons for Feasibility Study

Specialist consultants were engaged by B2Gold to undertake the design of the mine pit, processing plant, and the tailings disposal facility. This work was carried out the following specialist consultants:

•	DRA Mineral Projects (Pty) Ltd (S. Africa)	Val Coetzee – Lead Process Engineer – Pr. Eng, M Eng – Mill and Infrastructure
•	VBKom – Mining Engineers (Namibia)	Werner Moeller – Mining Engineer – B Eng (Mining); B Eng. (Hon) (Ind. Eng.) – Mining Manie Kriel – Senior Mining Engineer – Pr. Eng, B. Eng (Mining), MBL, CP – Resource reserve conversion
•	Epoch Resources (Pty) Ltd (S. Africa)	George Papageorgiou – Director – Pr. Eng, Phd, M Eng (civil) – Tailings
•	SLR (Pty) Ltd (Namibia)

Werner Petrick – Environmental Assessment Practitioner – BEng Civil MEM (Masters Environmental Management)
Alexandra Speiser – Environmental Specialist – MSc. Geology, MPhil Environmental Management– Environmental
Arnold Bitner – Groundwater Specialist – MSc (Geology) Hydrology, Geohydrology

•	SRK (SA) (Pty) Ltd	Alan Naismith – Partner and Principal Rock Engineer – Pr. Eng, M Eng (Geological Eng.) – Geotechnical Assessment
•	AGES (Pty) Ltd (S. Africa)	Koos Vivier – Senior Geohydrologist – Pr. Sci Nat, M.Sc Geohydrology Geochemical and groundwater modeling
•	Ashby & Associates	Auriol Ashby – Socio-Economist – BSc (Hons) Environmental Sciences, Certificate in Education (UK) – Stakeholder Engagement and Corporate Social Responsibility implementation

Quality assurance and quality control procedures include the systematic insertion of blanks, standards and duplicates into the rock sample strings. The primary laboratory for Otjikoto is ALS Minerals in Vancouver where samples are analysed by fire assay / gravimetric finish using one assay tonne. Samples are prepared at Intertek Genalysis, Walvis Bay. Bureau Vertitas, Swakopmund, Namibia, is the umpire laboratory. All results stated in this announcement have passed B2Gold's quality assurance and quality control ("QA/QC") protocols. Tom Garagan is B2Gold’s Qualified Person as defined under National Instrument 43-101.

A National Instrument 43-101 compliant Technical Report will be filed on the Company’s website and on SEDAR within 45 days.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

Cautionary Statements on Forward-Looking Information: Statements in this news release are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as; "expects", "anticipates", "plans", projects", "estimates", "assumes", "intends", " "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, risks relating to: changes in economic conditions or financial markets; changes in prices for the Company's mineral products or increases in input costs; uncertainty of production and cost estimates for the Otjikoto Project; risks and uncertainties associated with new mining operations including start-up delays and operational issues; litigation, legislative, tax (including employee profit sharing arrangements), environmental and other judicial, regulatory, political and competitive developments in Canada, Namibia and other jurisdictions in which the Company may carry on business; labour relations matters; and foreign exchange rate fluctuations, as well as other factors described in the Company's most recent annual information form filed with Canadian regulatory authorities.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. The Company's forward-looking statements are based on what the Company's management considers to be reasonable assumptions, beliefs, expectations and opinions based on information currently available to management. We cannot assure you that actual events, performance or results will be consistent with these forward looking statements, and management's assumptions may prove to be incorrect. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. The Company's forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Appendix 1

Project Assumptions and Parameters

Gold Price ($ per ounce)	1,550
Silver Price ($ per ounce)	30
Diesel Fuel ($ per litre)	1.056
Heavy Fuel Oil (HFO) ($ per litre)	0.787

Namibian Dollar to US Dollar (NAD/USD)	8.50

Minerals Act Royalty (%)	3.0
Corporate Income Tax (%)	37.5

Project Statistics for the Minable Reserves

Mine Life (years)	12
Average Strip Ratio (waste : ore tonnes)	5.59:1
Average Gold Grade (g/t)	1.42
Total Contained Gold (million ounces)	1.34
Estimated Gold Recovery (%)	95.6
Total Recovered Gold (million ounces)	1.28

Average annual gold production (first five years) (ounces)	141,000
Average annual gold production (LOM) (ounces)	112,000

Costs

Pre-Production Capital Cost ($ million)	244.2
Sustaining and Mine Closure Capital ($ million)	107.4
Average Operating Cash Cost (1st five years) ($ per ounce of gold produced)	524
Average Operating Cash Cost (LOM) ($ per ounce of gold produced)	689
Average Total Cash Cost (1st five years) ($ per ounce of gold produced)	570
Average Total Cash Cost (LOM) ($ per ounce of gold produced)	736

Financial Analysis

Cumulative Cash Flow (pre-tax) (LOM) ($ million)	659
Cumulative Cash Flow (post-tax) (LOM) ($ million)	413
NPV (pre-tax at 5% discount) ($ million)	402
NPV (post-tax at 5% discount) ($ million)	243
IRR (pre-tax) (%)	30.4
IRR (post-tax) (%)	23.6
Payback Period (post-tax) (months)	32